December 17, 2018

Richard Eisenstadt
Chief Financial Officer
Neos Therapeutics, Inc.
2940 N. Highway 360
Grand Prairie, TX 75050

       Re: Neos Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed December 11, 2018
           File No. 333-228748

Dear Mr. Eisenstadt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance